Exhibit 8.1

Principal Subsidiaries and VIEs of the Registrant

Subsidiary	Place of Incorporation
Yimutian Hong Kong Limited (Hong Kong)	Hong Kong
Beijing Yimutian Network Technology Co., Ltd.	Mainland China

Consolidated Variable Interest Entities	Place of Incorporation
Beijing Douniu Network Technology Co., Ltd.	Mainland China
Beijing Yimutian Xinnong Network Co., Ltd.	Mainland China
Guangdong Yimutian Network Technology Co., Ltd.	Mainland China